

Mail Stop 4720

March 3, 2017

Via E-mail
George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

     Re: **Simmons First National Corporation**
              Amendment No. 1 to Registration Statement on Form S-4
              Filed February 23, 2017
              File No. 333-215647

Dear Mr. Makris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2017 letter.

Material U.S. Federal Income Tax Consequences of the Merger, page 70

1.   We note that counsel has filed a "short-form" opinion as Exhibit 8.1. Accordingly, the tax disclosure in the prospectus serves as counsel's tax opinion and should be revised. Please direct counsel to provide an opinion that the merger "will" qualify as a reorganization within the meaning of Section 368(a) of the Code. It is insufficient to state that "the parties intend for the merger to qualify" as such. Please also direct counsel to revise or delete the first full sentence on page 70, (*i.e.* "Provided the merger qualifies…"), which assumes that the merger will qualify as a reorganization. In the alternative, please direct counsel to file a "long-form" opinion. Please see Sections III.A.2, III.B and III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Era Anagnosti

for Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Frank M. Conner III, Esq.